NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 608-6168 or Toll Free: 1-800-663-8990 Fax: (604) 683-8903
[redacted]www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

Ungava's Motion in Quebec

TSX Venture Exchange Listed – Symbol "NVE"
Frankfurt Stock Exchange Listed – Symbol "NWM"
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

August 25, 2006

Novawest Resources Inc. (TSX.V - NVE; Frankfurt - NWM), announces that the company and its president have been co-named by Ungava Mineral Exploration Inc. in a Motion to Institute Proceedings in Quebec regarding issues appearing to encompass a lot of the same items that were solidly defeated in three earlier failed arbitration proceedings against others, and other efforts that were dismissed outright, initiated by Ungava Mineral Exploration Inc., located in Quebec and Ungava Minerals Corp., a pink-sheet listed company, located in Ontario against Canadian Royalties Inc., and certain of its officers, directors and numerous other individuals. Ungava has failed in its other attempts to re-open its case against Canadian Royalties Inc. The parties have been co-named along with Glenn Mullan, Chairman of Canadian Royalties Inc., Bruce Durham, President of Canadian Royalties Inc., Todd Keast, a consulting Geologist who had worked for Novawest in 1998 and Dr. Peter Fischer, a consulting geologist. The action brings in parties associated in some way or another with Canadian Royalties Inc..

Should any reader of this release have any questions about the content of this release, they are invited to call the Company at any time at 604-608-6168.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman